Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands, except per share amounts)

	For the Three Months Ended January 31,		For the Six Months Ended January 31,
	2018	2017	2018	2017
Net income available to stockholders	$(1,096)	$4,250	$1,954	$6,259
Less: Distributed and undistributed earnings allocated to non-vested restricted stock	—	(100)	(46)	(145)
Earnings available to common shareholders	$(1,096)	$4,150	$1,908	$6,114
Shares Calculation
Average shares outstanding - Basic Common	5,035	5,019	5,030	5,011
Average shares outstanding - Basic Class B Common	2,104	2,088	2,097	2,077
Potential Common Stock relating to stock options and non-vested restricted stock (1)	—	48	88	57
Average shares outstanding - Assuming dilution	7,139	7,155	7,215	7,145
Net Income Per Share: Basic Common	$(0.17)	$0.63	$0.29	$0.93
Net Income Per Share: Basic Class B Common	$(0.12)	$0.47	$0.22	$0.70
Net Income Per Share: Diluted Common	$(0.15)	$0.58	$0.26	$0.86

(1) In the table above, a total of 82,000 of potential common stock relating to non-vested restricted stock were excluded from the calculation of diluted net loss per share for the three months ended January 31, 2018 since their effects were anti-dilutive.

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